UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities

Exchange Act of 1934

Date of Report: November 13, 2007

Babcock & Brown Air Limited

(Exact Name of registrant as specified in its charter)

West Pier

Dun Laoghaire

County Dublin, Ireland

(Address of principal executive office)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                         Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐                         No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_________________________.

Credit Facility

On November 7, 2007, B&B Air Acquisition I Limited (“B&B Air Acquisition”), a subsidiary of Babcock & Brown Air Limited (the “Company”), entered into a senior secured revolving “warehouse” credit facility with an affiliate of Credit Suisse Securities (USA) LLC and other third party lenders. The credit facility will allow B&B Air Acquisition to fund up to $1.2 billion in additional acquisitions. Such acquisitions will be funded by the $1,104 million of credit provided by the facility and $96 million of an equity contribution that the Company will provide to B&B Air Acquisition and which must be fully utilized before any of the $1,104 million of credit available under the facility may be drawn. Borrowings under the credit facility will be used to finance the acquisition of additional aircraft. All borrowings under the credit facility will be subject to the satisfaction of customary conditions, including the absence of a default and the accuracy of representations and warranties.

Availability. The credit facility is structured with a two-year revolving period following signing of the credit agreement and an additional three-year term period, providing B&B Air Acquisition with up to five years of financing on its aircraft acquisitions. The $96 million tranche of equity must be drawn first, a $184 million tranche B of loans must be drawn next and a $920 million tranche A of loans becomes available thereafter. The availability of loans under tranche A and tranche B will be limited such that the outstanding amounts under such tranches combined will not exceed the sum of 85% of the appraised value of the aircraft financed under the credit facility and 50% of maintenance reserves paid with respect to such aircraft.

Commitment fees. A commitment fee of 0.30% per annum is payable monthly to the tranche A lenders on the undrawn amount of their tranche A commitment. A commitment fee of 0.30% per annum will be payable monthly to the tranche B lenders on the undrawn amount of their tranche B commitment commencing six months after the date of signing the credit agreement.

Principal payments. Commencing on the earlier of the date six months after 90% of the credit facility is utilized and the second anniversary of the signing the credit agreement, all available cash flow from the aircraft held by B&B Air Acquisition will be required to be applied to repay principal on the loans. Unless lenders of no less than two-thirds of the aggregate outstanding tranche A and tranche B loans agree to an extension, all amounts outstanding must be repaid in four quarterly installments commencing approximately five years after the date of signing the credit agreement.

B&B Air Acquisition may make voluntary prepayments under the credit facility. In addition, B&B Air Acquisition will be required to make partial prepayments with the proceeds of sales of aircraft financed under the credit facility and all insurance and other proceeds received with respect to any event of total loss of aircraft financed under the credit facility.

Interest. Borrowings and equity drawings under the credit facility bear interest or earn a return at a rate of one-month LIBOR plus an applicable margin. Initially, the applicable margin for tranche A is 1.25% per annum and for tranche B is 4.00% per annum. Approximately two years after the date of signing the credit agreement, the applicable margin for tranche A and tranche B increases by 0.25%. Then on approximately the fifth anniversary after the signing of the credit agreement, the applicable margins increase by 0.25% per quarter up to a maximum margin of 3.75% for tranche A and 8.00% for tranche B.

Collateral. Borrowings will be secured by the Company’s equity interest in B&B Air Acquisition, the equity interest in each subsidiary of B&B Air Acquisition, the aircraft acquired by B&B Air Acquisition, the leases of the aircraft held by B&B Air Acquisition and its subsidiaries and certain cash collateral, maintenance reserves and other deposits. In order of security interest and priority of payment, tranche A ranks above tranche B and the tranche of equity, and both tranche A and B rank above the tranche of equity.

Covenants. The credit facility includes the following covenants:

•	delivery of financial and other reports;
•	maintenance of a monthly interest coverage ratio of at least 1.1 to 1, and a rolling three month interest coverage ratio of at least 1.25 to 1;
•	a requirement that the aircraft in B&B Air Acquisition’s portfolio comply with lessee, geographic and aircraft type and age concentration limits; and
•	customary covenants for a senior secured credit facility of this nature.

Servicing Agreement

On November 7, 2007, B&B Air Acquisition also entered into a Servicing and Administrative Services Agreement (“Servicing Agreement”) with Babcock & Brown Aircraft Management LLC (“BBAM US”) and Babcock & Brown Aircraft Management (Europe) Limited (“BBAM Europe,” and with BBAM US, collectively, “BBAM”). The principal services being provided by BBAM under the Servicing Agreement are:

•	lease marketing and remarketing, including lease negotiation;
•	collecting rental payments and other amounts due under leases, lease compliance and enforcement and accepting delivery of aircraft under lease; and
•

providing legal and accounting services, including preparing and providing reports as required by the credit facility and providing other services to cause B&B Air Acquisition to comply with the credit facility.

B&B Air Acquisition will pay BBAM a fee for the services of $20,000 per month plus 3.5% of the monthly rents actually collected. In addition, the Company shall pay a sales fee to BBAM equal to 1.5% of the cash proceeds collected with respect to the sale of any aircraft.

B&B Air Acquisition may replace BBAM as the Servicer under certain conditions including an event of default under the credit agreement, failure to make certain payments as required by the credit facility and the bankruptcy or dissolution of BBAM.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Babcock & Brown Air Limited
(Registrant)
Date: November 13, 2007	By:	/s/ Colm Barrington
Colm Barrington Chief Executive Officer and Director